Token Communities, Ltd.

February 18, 2021

Via EDGAR

Division of Corporation Finance Officer of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Token Communities Ltd.
Amendment No. 1 to
Registration Statement on Form 10-12G
Filed January 20, 2021
File No. 000-55688

Dear Ms. Woo:

By letter dated February 1, 2021 (the “Letter”), the U.S. Securities and Exchange Commission (the “SEC”) provided Token Communities, Ltd. (the “Company”) with a letter on the Company’s Registration Statement on Form 10-12G (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form 10-12g

LOT Token, page 2

1. Based on your revised disclosure in response to prior comment 4, it appears that you issued 678,274 LOT Tokens. Please explain when and to whom the LOT Tokens were issued, how the LOT Tokens were distributed, and the consideration you received. If you received proceeds from the distribution, disclose how you used the funds. Disclose the exchange rate of the LOT Token.

Response: The Company has not sold the LOT Tokens. The LOT Tokens were issued to citizens of China in an attempt to promote our business in China, on a promotional campaign to advertise the Company and to simply gain name recognition and market exposure in China

2. Please provide more detail regarding the LOT Tokens and tell us the basis for your view that the LOT Token is not a security under the Securities Act. Further, disclose whether there are any restrictions on transferability. You state that the Lukki Exchange is not available to citizens of the United States. Clarify whether the LOT Tokens can be transferred to U.S. investors.

Response: As set forth in Response to Comment 1 above, the token is a promotional item for use in China currently. As to whether or not the LOT Token is a security under the Securities Act, Section 2(a)(1) defines the term “security” by enumerating a list of financial arrangements that Congress expressly intended to capture within the purview of the statute. A digital asset may be deemed a “security” and be subject to federal securities laws if the asset is one of the enumerated examples of “securities.” Unsurprisingly, blockchain-based coin and token offerings are not expressly listed among the enumerated examples of “securities” in Section 2(a)(1). Further, utilizing the “Howey Test” articulated in the case SEC v Howey the Supreme Court articulated the legal standard for determining when a financial arrangement may be deemed an “investment contract” and, therefore, a “security.” As Howey and its progeny explain, a financial arrangement is an “investment contract” if the arrangement involves (1) an investment of money; (2) in a common enterprise; (3) with a reasonable expectation of profits to be (4) derived from the entrepreneurial or managerial efforts of others. As set forth above, in this matter there has been no investment of money and therefore it is not deemed a security.

Risk Factors

Our ability to adopt technology, page 3

3. We note your response to prior comment 5 and we reissue it in part. Please identify the name of your third-party digital wallet storage solutions provider in the filing.

Response: We are currently using a provider in China,: Huobiwang ( www.huobi.fm ) third-party digital wallet storage solutions provider and have revised the disclosure accordingly.

Our cryptocurrency holdings, page 6.

4. We note that your response to prior comment 6 does not appear to support your statement that you "may be in control and possession of one of the more substantial holdings of cryptocurrency." Please explain further why you believe that your holdings of 1,999,321,726 LOT Tokens supports your claims or revise your statement.

Response: We have revised disclosure to remove the sentence that we "may be in control and possession of one of the more substantial holdings of cryptocurrency."

Certain Relationships and Related Transactions, and Director Independence, page 18

5. Please revise the filing to include the information you provided in response to prior comment 8, including the identity of the related party, the relationship and the amounts forgiven in each agreement.

Response: We have revised the filing to include the information we provided in response to prior comment 8, including the identity of the related party, the relationship and the amounts forgiven in each agreement

Consolidated Statement of Stockholders' Deficit, page F-5

6. Please explain why your statement of stockholders' deficit for the period ending September 30, 2020 does not reflect the July 14, 2020 issuance of 1,745,406,000 shares of your common stock to American Software Company, Inc., equaling 83% of the Company's outstanding stock, and revise accordingly.

Response: We have revised the filing and the statement of stockholder’s deficit at September 30, 2020 to include the issuance of these shares.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

7. We note your disclosure that you recognize revenue "only when the Company satisfies each performance obligation." Please clarify and explain at what point in the earnings process you recognize revenue for the performance obligations listed under "Advisory fees and related services."

Response: We have add the following language to the disclosure: “The Company recognizes revenue upon completion and related delivery, as needed, of each step in the services process, as each step in the process is assigned a value as part of the contracts.”

Should you have any further comments or questions please contact our outside counsel, Jeffrey M. Stein, Esq. at JMS Law Group, PLLC at (516) 422-6285.

Very truly yours,

/s/ Peter Chen
Peter Chen
Chief Financial Officer

cc:  David Chen

       President Token Communities Ltd.

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